UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 December 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:    Holding(s) in Company

CRH has been advised by The Growth Fund of America, Inc. ("GFA") that it holds 35,430,232 Ordinary Shares in CRH plc (the "Company"), which represents 4.99% of the issued share capital of the Company.  The TR-1 form, set out below, states that GFA has granted proxy voting authority to Capital Research and Management Company ("CRMC"), its investment adviser, and that GFA's control of voting rights in the Company is 0%.  This is in line with notifications received from GFA and CRMC in January 2010.

Standard Form TR-1: Notifications of Major Interests in Shares

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
     CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

      [ X ] An acquisition or disposal of voting rights

      [     ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

      [     ] An event changing the breakdown of voting rights

      [     ] Other (please specify)

3.   Full name of person(s) subject to notification obligation:
     The Growth Fund of America, Inc.

4.  Full name of shareholder(s) (if different from 3) :

5.  Date of transaction (and date on which the threshold is crossed or reached):
     22nd December 2010

6.  Date on which issuer notified:
     29th December 2010

7.  Threshold(s) that is/are crossed or reached:
     Below 5%

8.  Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	35,730,232	0

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	35,430,232	0		0%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
35,430,232	0	0%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are   effectively held, if applicable:
     N/A

10. In case of proxy voting:
      N/A

11. Additional information:
      GFA has granted proxy voting authority to Capital Research and Management Company, its investment adviser.
      Done at Los Angeles, California on 23rd December 2010

12. Contact name:
      Neil Colgan
      Company Secretary

13. Contact telephone number:
      +353 1 634 4340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  29 December 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director